SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30302; 812-13959]

Cambria Investment Management, L.P. and Cambria ETF Trust; Notice of Application

December 12, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act

of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and

rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections

17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from

sections 12(d)(1)(A) and (B) of the Act.

Applicants: Cambria Investment Management, L.P. ("Cambria") and Cambria ETF Trust (the

"Trust").

Summary of Application: Applicants request an order that permits: (a) actively-managed series

of certain open-end management investment companies to issue shares ("Shares") redeemable in

large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur

at negotiated market prices; (c) certain series to pay redemption proceeds, under certain

circumstances, more than seven days from the tender of Shares for redemption; (d) certain

affiliated persons of the series to deposit securities into, and receive securities from, the series in

connection with the purchase and redemption of Creation Units; and (e) certain registered

management investment companies and unit investment trusts outside of the same group of

investment companies as the series to acquire Shares.

Filing Dates: The application was filed on September 12, 2011, and amended on February 29, 2012, July 9, 2012, November 13, 2012, and December 12, 2012.[1]

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 3, 2013, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: 2321 Rosecrans Avenue, Suite 3225, El Segundo, CA 92045.

For Further Information Contact: Barbara T. Heussler, Senior Counsel, at (202) 551-6990 or Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

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[1] A notice for this application was issued on November 30, 2012 (Investment Company Act Rel. No. 30286). The application has been amended to revise certain representations with respect to the Funds' investments in derivatives and we are therefore issuing a revised notice for the application.

Applicants' Representations:

     1.   The Trust is registered as an open-end management investment company under the Act and is a statutory trust organized under the laws of Delaware. The Trust will initially offer an actively-managed series, Cambria Shareholder Yield ETF (the "Initial Fund"). The investment objective of the Initial Fund will be to seek to preserve and grow capital by investing in domestic equity securities and in particular in companies that will generate investment returns through the payment of dividends and through the appreciation of their share price.

     2.   Cambria, a California limited partnership, will be the investment adviser to the Initial Fund. Cambria is and any other Adviser (as defined below) is or will be registered as an "investment adviser" under section 203 of the Investment Advisers Act of 1940 ("Advisers Act"). The Adviser may enter into sub-advisory agreements with investment advisers to act as sub-advisers with respect to the Funds (each, a "Subadviser"). Any Subadviser will be registered under the Advisers Act or not subject to such registration. A registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act"), which may be an affiliate of the Adviser, will act as the distributor and principal underwriter of the Funds ("Distributor").

     3.   Applicants request that the order apply to the Initial Fund and any future series of the Trust or of other existing or future open-end management companies that may utilize active management investment strategies ("Future Funds"). Any Future Fund will (a) be advised by Cambria or an entity controlling, controlled by, or under common control with Cambria (each such entity and any successor thereto included in the term "Adviser")[2], and (b) comply with the

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[2] For purposes of the requested order, a "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

terms and conditions of the application.[3] The Initial Fund and Future Funds together are the

"Funds". Each Fund will operate as an exchange-traded fund ("ETF"). In addition to the

instruments described above, each Fund reserves the right to invest in other instruments,

including short sales ("Short Positions"). Each Fund will consist of a portfolio of securities

(including fixed income securities and/or equity securities) and/or currencies traded in the U.S.

or in non-U.S. markets, assets, and other positions ("Portfolio Instruments"). To the extent

consistent with other investment limitations, the Funds may invest in ETFs as well as shares of

certain exchange-traded products that are not registered investment companies,[4] cash and cash

equivalents, mortgage- or asset-backed securities, including "to-be-announced transactions"

("TBA Transactions")[5], and may engage in forward commitment transactions,[6] forward foreign

currency contracts, options contracts, futures contracts or swap agreements.[7] Funds may also

invest in "Depositary Receipts".[8] A Fund will not invest in any Depositary Receipts that the

Adviser, or Subadviser as applicable, deems to be illiquid or for which pricing information is not

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[3] All entities that currently intend to rely on the order are named as applicants. Any entity that relies on the order in the future will comply with the terms and conditions of the application. An Investing Fund (as defined below) may rely on the order only to invest in Funds and not in any other registered investment company.

[4] The Funds may invest in exchange-traded products that invest primarily in commodities or currency but otherwise operate in a manner similar to ETFs. The Funds may also invest in exchange-traded notes.

[5] A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

[6] In a forward commitment transaction, the buyer/seller enters into a contract to purchase/sell, for example, specific securities for a fixed price at a future date beyond normal settlement time.

[7] If a Fund invests in derivatives: (a) the Board periodically will review and approve (i) the Fund's use of derivatives and (ii) how the Fund's investment adviser assesses and manages risk with respect to the Fund's use of derivatives; and (b) the Fund's disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

[8] Depositary Receipts are typically issued by a financial institution, a "depositary", and evidence ownership in a security or pool of securities that have been deposited with the depositary. No affiliated persons of applicants, any Adviser, Subadviser or the Funds will serve as the depositary bank for any Depositary Receipts held by a Fund.

readily available. The Funds might include one or more ETFs which invest in other open-end and/or closed-end investment companies and/or ETFs.[9]

4.   Applicants also request that any exemptions under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) apply to: (1) any Fund that is currently or subsequently part of the same "group of investment companies" as the Initial Fund within the meaning of section 12(d)(1)(G)(ii) of the Act as well as any principal underwriter for the Fund and any Brokers selling Shares of a Fund to an Investing Fund, as defined below; and (2) each management investment company or unit investment trust registered under the Act that is not part of the same "group of investment companies" as the Funds, and that enters into a FOF Participation Agreement (as defined below) with a Fund (such management investment companies are referred to herein as "Investing Management Companies," such unit investment trusts are referred to herein as, "Investing Trusts," and Investing Management Companies and Investing Trusts together are referred to herein as "Investing Funds").[10] Investing Funds do not include the Funds.

5.   Applicants anticipate that a Creation Unit will consist of at least 25,000 Shares and the price of a Share will range from $20 to $200. All orders to purchase Creation Units must be placed with the Distributor by or through a party ("Authorized Participant") that has entered into a participant agreement with the Distributor and the transfer agent of the Trust with respect to the creation and redemption of Creation Units. An Authorized Participant is either: (a) a broker or dealer registered under the Exchange Act ("Broker") or other participant in the

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[9]   In no case, however, will such a Fund rely on the exemption from Section 12(d)(1) being requested in the application.

[10]   Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are subadvised by an Adviser.

Continuous Net Settlement System of the National Securities Clearing Corporation ("NSCC"), a

clearing agency registered with the Commission and affiliated with the Depository Trust

Company ("DTC"); or (b) a participant in the DTC (such participant, "DTC Participant").

Shares of the Funds will be purchased and redeemed in Creation Units and generally on an "in-

kind" basis. Except where the purchase or redemption will include cash under the limited

circumstances specified below, purchasers will be required to purchase Creation Units by

making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders

redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption

Instruments").[11] On any given Business Day[12], the names and quantities of the instruments that

constitute the Deposit Instruments and the names and quantities of the instruments that constitute

the Redemption Instruments will be identical, and these instruments may be referred to, in the

case of either a purchase or a redemption, as the "In-kind Basket." In addition, the In-kind

Basket will correspond *pro rata* to the positions in the Fund's portfolio (including cash

positions),[13] except: (a) in the case of bonds, for minor differences when it is impossible to

break up bonds beyond certain minimum sizes needed for transfer and settlement; (b) for minor

differences when rounding is necessary to eliminate fractional shares or lots that are not

tradeable round lots;[14] or (c) TBA Transactions, Short Positions[15] or other positions that cannot

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[11] The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of rule 144A.

[12] "Business Day" is defined to include any day that the Trust is open for business as required by Section 22(e) of the Act.

[13] The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

[14] A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

be transferred in kind[16] will be excluded from the In-kind Basket.[17] If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the In-kind Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will pay to the other an amount in cash equal to that difference (the "Balancing Amount").

6.   Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there is a Balancing Amount, as described above; (b) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made *entirely in cash*; (c) if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made *entirely in cash*;[18] (d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash *in lieu* of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process; or (ii) in the case of Funds holding non-U.S. investments

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[15] To the extent required by section 18(f) of the Act, Portfolio Instruments and/or cash held in a Fund's portfolio will be segregated to cover Short Positions in such portfolio. *See*, Securities Trading Practices of Registered Investment companies, Investment company Act Rel. No. 10666 (Apr. 18, 1979).

[16] This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[17] Because these instruments will be excluded from the In-kind Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

[18] In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

("Global Funds"), such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers, or other similar circumstances; or (e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash *in lieu* of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Global Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[19]

7.   Each Business Day, before the open of trading on the national securities exchange as defined in section 2(a)(26) of the Act ("Stock Exchange") upon which its Shares are listed and traded, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the In-kind Basket, as well as the estimated Balancing Amount (if any), for that day. The published In-kind Basket will apply until a new In-kind Basket is announced on the following Business Day, and there will be no intra-day changes to the In-kind Basket, except to correct errors in the published In-kind Basket. The Stock Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Portfolio Instruments that were publicly disclosed prior to the commencement of trading in Shares on the Stock Exchange.

8.   An investor purchasing or redeeming a Creation Unit from a Fund may be charged a fee ("Transaction Fee") to protect existing shareholders of the Funds from the dilutive

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[19] A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

costs associated with the purchase and redemption of Creation Units.[20] All orders to purchase Creation Units will be placed with the Distributor by or through an Authorized Participant and the Distributor will transmit all purchase orders to the relevant Fund. The Distributor will be responsible for delivering a prospectus ("Prospectus") to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

9.   Shares will be listed and traded at negotiated prices on the Stock Exchange and traded in the secondary market. Applicants expect that the Stock Exchange specialists ("Specialists") or market makers ("Market Makers") will be assigned to Shares. The price of Shares trading on the Stock Exchange will be based on a current bid/offer market. Transactions involving the purchases and sales of Shares on the Stock Exchange will be subject to customary brokerage commissions and charges.

10.   Applicants expect that purchasers of Creation Units will include arbitrageurs. Specialists or Market Makers, acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.[21] Applicants expect that secondary market purchasers of Shares will include both

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[20]   Where a Fund, as described in section I.E.1.a, permits an in-kind purchaser or redeemer to deposit or receive cash in lieu of one or more Deposit or Redemption Instruments, the purchaser or redeemer may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying or selling those particular Deposit or Redemption Instruments.

[21] Applicants state that unlike other Stock Exchanges where a Specialist may oversee trading in Shares, on NASDAQ, numerous Market Makers buy and sell Shares for their own accounts. If Shares are listed on NASDAQ, no Specialist will be contractually obligated to make a market in Shares. Rather, under NASDAQ's listing requirements, two or more Market Makers will be registered in Shares and required to make a continuous, two-sided market or face regulatory sanctions. No Market Maker or Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due to ownership of Shares, as described below.

institutional and retail investors.[22] Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their net asset value per common Share ("NAV") should ensure that the Shares will not trade at a material discount or premium in relation to their NAV.

11.   Shares may be redeemed only if tendered in Creation Units. Redemption requests must be placed by or through an Authorized Participant. As discussed above, redemptions of Creation Units will generally be made on an in-kind basis, subject to certain specified exceptions under which redemptions may be made in whole or in part on a cash basis, and will be subject to a Transaction Fee.

12.   Neither the Trust nor any Fund will be marketed or otherwise held out as a "mutual fund." Instead, each Fund will be marketed as an "actively-managed exchange-traded fund." Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

13.   The Funds' website, which will be publicly available prior to the public offering of Shares, will include the Prospectus and additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or mid-point of the bid/ask spread at the time of the calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities

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[22] Shares will be registered in book-entry form only. DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC Participants.

of the Portfolio Instruments held by the Fund that will form the basis for the Fund's calculation

of NAV at the end of the Business Day.[23]

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act for an exemption from

sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections

6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and

under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the

Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person,

security, or transaction, or any class of persons, securities or transactions from any provisions of

the Act, if and to the extent that such exemption is necessary or appropriate in the public interest

and consistent with the protection of investors and the purposes fairly intended by the policy and

provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed

transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction,

including the consideration to be paid or received, are reasonable and fair and do not involve

overreaching on the part of any person concerned, and the proposed transaction is consistent with

the policies of the registered investment company and the general provisions of the Act. Section

12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or

transaction, or any class or classes of persons, securities or transactions, from any provision of

section 12(d)(1) if the exemption is consistent with the public interest and the protection of

investors.

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[23] Applicants note that under accounting procedures followed by the Funds, trades made on the prior Business Day will be booked and reflected in NAV on the current Business Day. Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

<u>Sections 5(a)(1) and 2(a)(32) of the Act</u>

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit the Trust and any Fund to register as an open-end management investment company and redeem Shares in Creation Units only. Applicants state that investors may purchase Shares in Creation Units from each Fund and redeem Creation Units from each Fund. Applicants further state that because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV.

<u>Section 22(d) of the Act and Rule 22c-1 under the Act</u>

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act.

Applicants request an exemption under section 6(c) from these provisions, to permit Shares to trade at negotiated prices.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (c) assure an orderly distribution system of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because arbitrage activity should ensure that the differences between the market price of Shares and their NAV remain immaterial.

7.   Section 22(e) of the Act generally prohibits a registered investment company

from suspending the right of redemption or postponing the date of payment of redemption

proceeds for more than seven days after the tender of a security for redemption. Applicants

observe that settlement of redemptions of Creation Units of Global Funds is contingent not only

on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in

foreign markets in which those Funds invest. Applicants have been advised that, under certain

circumstances, the delivery cycles for transferring Portfolio Instruments to redeeming investors,

coupled with local market holiday schedules, will require a delivery process of up to 14 calendar

days. Applicants therefore request relief from section 22(e) in order to provide payment or

satisfaction of redemptions within the maximum number of calendar days required for such

payment or satisfaction in the principal local markets where transactions in the Portfolio

Instruments of each Global Fund customarily clear and settle, but in all cases no later than 14

calendar days following the tender of a Creation Unit. With respect to Future Funds that are

Global Funds, applicants seek the same relief from section 22(e) only to the extent that

circumstances exist similar to those described in the application.[24]

8.   Applicants submit that Congress adopted section 22(e) to prevent unreasonable,

undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants state

that allowing redemption payments for Creation Units of a Fund to be made within a maximum

of 14 calendar days will not lead to unreasonable, undisclosed or unforeseen delays in the

redemption process and would not be inconsistent with the spirit and intent of section 22(e).

Applicants state the statement of additional information ("SAI") will disclose those local

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[24] Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations
that they have under rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be
settled within three business days of the trade date.

holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to 14 calendar days, needed to deliver the proceeds for each affected Global Fund. Except as disclosed in the SAI for a Fund, deliveries of redemption proceeds for Global Funds are expected to be made within seven days. Applicants are not seeking relief from section 22(e) with respect to Global Funds that do not effect creations or redemptions in-kind.

Section 12(d)(1) of the Act

9.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, or any other broker or dealer from selling its shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

10.   Applicants request relief to permit Investing Funds (as defined below) to acquire Shares in excess of the limits in section 12(d)(l)(A) of the Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in section 12(d)(l)(B) of the Act. Applicants submit that the proposed conditions to the requested relief are designed to address the concerns underlying the limits in section 12(d)(1), which

include concerns about undue influence, excessive layering of fees and overly complex structures.

11.   Applicants submit that their proposed conditions address the concerns regarding the potential for undue influence. To limit the control that an Investing Fund may have over a Fund, applicants propose a condition prohibiting the adviser of an Investing Management Company ("Investing Fund Advisor"), sponsor of an Investing Trust ("Sponsor"), any person controlling, controlled by, or under common control with the Investing Fund Advisor or Sponsor, and any investment company or issuer that would be an investment company but for sections 3(c)(l) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Advisor, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Advisor or Sponsor ("Investing Fund's Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any sub-adviser to an Investing Management Company ("Investing Fund Subadviser"), any person controlling, controlled by, or under common control with the Investing Fund Subadviser, and any investment company or issuer that would be an investment company but for sections 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Subadviser or any person controlling, controlled by or under common control with the Investing Fund Subadviser ("Investing Fund's Subadvisory Group").

12.   Applicants propose a condition to ensure that no Investing Fund or Investing Fund Affiliate[25] (except to the extent it is acting in its capacity as an investment adviser to a Fund) will

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[25]   An "Investing Fund Affiliate" is defined as the Investing Fund Advisor, Investing Fund Subadviser, Sponsor, promoter and principal underwriter of an Investing Fund, and any person controlling, controlled by or under common control with any of these entities. A "Fund Affiliate" is defined as an investment adviser, promoter or

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cause a Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Advisor, Investing Fund Subadviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Advisor or Investing Fund Subadviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by section 10(f) of the Act.

13.   Applicants propose several conditions to address the concerns regarding layering of fees and expenses. Applicants note that the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of section 2(a)(19) of the Act ("disinterested directors or trustees"), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. In addition, an Investing Fund Advisor, trustee of an Investing Trust ("Trustee") or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received from a Fund by the Investing Fund Advisor, Trustee or Sponsor or an affiliated person of the Investing Fund Advisor, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Advisor, Trustee or Sponsor or its affiliated person by a

principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.

Fund, in connection with the investment by the Investing Fund in the Fund. Applicants also

propose a condition to prevent any sales charges or service fees on shares of an Investing Fund

from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.[26]

14.   Applicants submit that the proposed arrangement will not create an overly

complex fund structure. Applicants note that a Fund will be prohibited from acquiring securities

of any investment company or company relying on sections 3(c)(1) or 3(c)(7) of the Act in

excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by

exemptive relief from the Commission permitting the Fund to purchase shares of other

investment companies for short-term cash management purposes.

15.   To ensure that the Investing Funds understand and comply with the terms and

conditions of the requested order, any Investing Fund that intends to invest in a Fund in reliance

on the requested order will be required to enter into a participation agreement ("FOF

Participation Agreement") with the Fund. The FOF Participation Agreement will include an

acknowledgment from the Investing Fund that it may rely on the order only to invest in the

Funds and not in any other investment company.

Sections 17(a)(1) and (2) of the Act

16.   Section 17(a) of the Act generally prohibits an affiliated person of a registered

investment company, or an affiliated person of such a person ("second tier affiliate"), from

selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act

defines "affiliated person" to include any person directly or indirectly owning, controlling, or

holding with power to vote, 5% or more of the outstanding voting securities of the other person

and any person directly or indirectly controlling, controlled by, or under common control with,

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[26]   Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule
2830 that may be adopted by FINRA.

the other person. Section 2(a)(9) of the Act defines "control" as the power to exercise a

controlling influence over the management or policies of a company and provides that a control

relationship will be presumed where one person owns more than 25% of another person's voting

securities. Each Fund may be deemed to be controlled by an Adviser and hence affiliated

persons of each other. In addition, the Funds may be deemed to be under common control with

any other registered investment company (or series thereof) advised by an Adviser (an

"Affiliated Fund").

17.   Applicants request an exemption under sections 6(c) and 17(b) of the Act from

sections 17(a)(1) and 17(a)(2) of the Act to permit in-kind purchases and redemptions of

Creation Units by persons that are affiliated persons or second tier affiliates of the Funds solely

by virtue of one or more of the following: (a) holding 5% or more, or in excess of 25% of the

outstanding Shares of one or more Funds; (b) having an affiliation with a person with an

ownership interest described in (a); or (c) holding 5% or more, or more than 25% of the Shares

of one or more Affiliated Funds.[27] Applicants also request an exemption in order to permit a

Fund to sell its Shares to, and purchase its Shares from, an Investing Fund and to engage in any

accompanying in-kind transactions with certain Investing Funds of which the Funds are affiliated

persons or a second-tier affiliates.[28]

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[27]   Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

[28]   Applicants expect most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund. To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is also intended to cover any in-kind transactions that may accompany such sales and redemptions.

18.   Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. Absent the circumstances discussed in section I.E.1.a of the application, on each Business Day the Deposit Instruments and Redemption Instruments available for a Fund will be the same for all purchasers and redeemers, respectively, and will correspond pro rata to the Fund's Portfolio Instruments. Applicants state that the method of valuing Portfolio Instruments held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and therefore, creates no opportunity for affiliated persons or the Applicants to effect a transaction detrimental to other holders of Shares of that Fund. Applicants note that any consideration paid for the purchase or redemption of Shares directly from a Fund (including for any affiliated person and including any Investing Fund) will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund's registration statement.[29] Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of the Fund.

19.   Applicants also submit that the sale of Shares to and redemption of Shares from an Investing Fund meets the standards for relief under sections 17(b) and 6(c) of the Act. Applicants also state that the proposed transactions are consistent with the general purposes of the Act and appropriate in the public interest.

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[29] Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of the Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

<u>Applicants' Conditions</u>:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.   <u>Actively-Managed Exchange-Traded Fund Relief</u>

1.   As long as a Fund operates in reliance on the requested order, the Shares of the Fund will be listed on a Stock Exchange.

2.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.   The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day's NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.   On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.

5.   The Adviser or any Subadviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

21

6.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed exchange-traded funds.

B.   Section 12(d)(1) Relief

1.   The members of the Investing Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of the Investing Fund's Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund's Advisory Group or the Investing Fund's Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund's Shares. This condition does not apply to the Investing Fund's Subadvisory Group with respect to a Fund for which the Investing Fund Subadviser or a person controlling, controlled by or under common control with the Investing Fund Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.   No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.   The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Advisor and any Investing Fund Subadviser are conducting the investment program of the Investing Management Company without taking into

account any consideration received by the Investing Management Company or an Investing Fund

Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.   Once an investment by an Investing Fund in Shares of a Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the board of the Fund ("Board"), including a majority of the disinterested Board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.   The Investing Fund Advisor, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received from a Fund by the Investing Fund Advisor, or Trustee or Sponsor, or an affiliated person of the Investing Fund Advisor, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Advisor, or Trustee, or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund

Subadviser or its affiliated person by the Fund, in connection with the investment by the

Investing Management Company in the Fund made at the direction of the Investing Fund

Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the

waiver will be passed through to the Investing Management Company.

6.	No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in

its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an

Affiliated Underwriting.

7.	The Board of a Fund, including a majority of the disinterested Board members,

will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in

an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the

Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made

directly from an Underwriting Affiliate. The Board will review these purchases periodically, but

no less frequently than annually, to determine whether the purchases were influenced by the

investment by the Investing Fund in the Fund. The Board will consider, among other things: (i)

whether the purchases were consistent with the investment objectives and policies of the Fund;

(ii) how the performance of securities purchased in an Affiliated Underwriting compares to the

performance of comparable securities purchased during a comparable period of time in

underwritings other than Affiliated Underwritings or to a benchmark such as a comparable

market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated

Underwritings and the amount purchased directly from an Underwriting Affiliate have changed

significantly from prior years. The Board will take any appropriate actions based on its review,

including, if appropriate, the institution of procedures designed to assure that purchases of

securities in Affiliated Underwritings are in the best interest of shareholders.

8.	Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

9.	Before investing in a Fund in excess of the limits in section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.	Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the

disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.   Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.   No Fund relying on this section 12(d)(1) relief will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary